VIA EDGAR

July 5, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Conyers Park Acquisition Corp.
Registration Statement on Form S-1
Filed June 20, 2016
File No. 377-01315

Dear Mr. Spirgel:

On behalf of Conyers Park Acquisition Corp., a Delaware corporation (the “Company”), we hereby submit for review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) the Company’s response to a comment letter received from the Staff on June 30, 2016. For the Staff’s convenience, the Staff’s comment is listed below in bold-faced type followed by the Company’s response.

General

1.	Please add disclosure in the “Terms of Our Offering” and “Terms Under a Rule 419 Offering” columns to explain the limitation on redemption rights of shareholders holding 10% or more of the shares sold in this offering if a shareholder vote is held. Please also add disclosure in the aforementioned columns related to the tendering of stock certificates in connection with a tender offer or redemption rights.

In response to the Staff’s comment, we will make the requested changes. Per a call with the Staff on June 30, 2016, the revised disclosure (set forth below for the Staff’s review) will appear in the Company’s prospectus to be filed under Rule 424 upon the effectiveness of its registration statement captioned above.

	Terms of Our Offering	Terms Under a Rule 419 Offering

Limitation on redemption rights of stockholders holding more than 10% of the shares sold in this offering if we hold a stockholder vote	If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated certificate of incorporation will provide that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to Excess Shares (i.e., more than an aggregate of 10% of the shares sold in this offering). Our public stockholders’ inability to redeem Excess Shares will reduce their influence over our ability to complete our business combination and they could suffer a material loss on their investment in us if they sell Excess Shares in open market transactions.	Most blank check companies provide no restrictions on the ability of shareholders to redeem shares based on the number of shares held by such shareholders in connection with an initial business combination.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Tendering stock certificates in connection with a tender offer or redemption rights	We may require our public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents mailed to such holders, or up to two business days prior to the vote on the proposal to approve our initial business combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public stockholders to satisfy such delivery requirements. Accordingly, a public stockholder would have from the time we furnish our tender offer materials until the close of the tender offer period, or up to two days prior to the vote on our initial business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights.	In order to perfect redemption rights in connection with their business combinations, holders could vote against a proposed business combination and check a box on the proxy card indicating such holders were seeking to exercise their redemption rights. After the business combination was approved, the company would contact such stockholders to arrange for them to deliver their certificate to verify ownership.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please contact my attorney, Stuart Neuhauser, Esq., at (212) 370-1300.

Sincerely,

/s/ David West
David West

cc: Stuart Neuhauser, Esq.

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